FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Private Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of June 2004 (June 28, 2004)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                        Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes        			No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes        			No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes        			No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


Annexed hereto as Exhibit A is a press release of The News Corporation Limited ("News Corporation") dated June 25, 2004 relating to the appointment of John L. Thornton to the Board of Directors of News
Corporation.

Such announcement was released to the Australian Stock Exchange and also released in New York.











































					SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      						THE NEWS CORPORATION LIMITED



Date:	June 28, 2004				By:	/s/ Arthur M. Siskind
      							Arthur M. Siskind
      							Director





					EXHIBIT INDEX



	Exhibit							Page No. in Sequential
      								Numbering System


A. 	Press Release of The News Corporation Limited
     	dated June 25, 2004.						6































EXHIBIT A

News Corporation
NEWS RELEASE

For Immediate Release 	Contact: Andrew Butcher 212-852-7070


News Corporation Elects John L. Thornton To Board Of Directors

Board Committee Membership Reconstituted
__________________

NEW YORK, NY, June 25, 2004: News Corporation today announced that John
L. Thornton, professor of global leadership at Tsinghua University of Beijing and former president and co-chief operating officer of Goldman Sachs, has been elected to the Company's Board of Directors. Mr. Thornton's appointment is effective immediately. The election of Mr. Thornton increases the number of News Corporation's directors to 15 and, as a result, the board has a majority of independent directors.

News Corp. also announced that the board's three committees - the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee - had been reconstituted to reflect the changes to the board membership.

Announcing the election of Mr. Thornton, News Corporation Chairman and
Chief Executive Rupert Murdoch said: "John is a highly respected businessman. He has been a senior officer of one of the world's greatest financial institutions in Goldman Sachs and is a recognized authority on business leadership. John's contributions to the board as an additional independent member will be invaluable."

John Thornton, 50, has been a professor at Tsinghua University of Beijing since 2003. Previously, he served as president and co-chief operating officer of The Goldman Sachs Group, Inc. until his retirement in 2003. He continues to serve as a senior advisor to the firm and remains as a director of The Goldman Sachs Foundation. Mr. Thornton joined Goldman Sachs in 1980 and became a partner in 1988. Mr. Thornton is also a director of the Ford Motor Company, Intel Corporation, The DIRECTV Group and Pacific Century Group, Inc.

The changes to the board's committees include:

Rod Eddington was added to the Audit Committee and appointed chairman. Peter Barnes also joins the existing members of the committee, Andrew Knight and Thomas Perkins.

Viet Dinh has joined the Nominating and Corporate Governance Committee. Geoff Bible, as chairman, and Ken Cowley will remain members of the committee, while Rod Eddington has retired.

John Thornton joined the Compensation Committee. Andrew Knight remains chairman of the committee and fellow members Rod Eddington and Thomas Perkins will remain on the committee.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of March 31, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.